FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  Not Applicable

Item 1: Form 6-K dated February 12, 2014 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: February 12, 2014

This report uses:

Group, Company, Jaguar Land Rover and JLR to refer to Jaguar Land Rover Automotive plc and its subsidiaries.

EBITDA – measured as earnings before tax and adding back depreciation, amortisation, finance income, finance expense and foreign exchange gains/losses.

PBT – net income before tax

Free cash flow – measured as the net change in cash and cash equivalents, less net cash in financing activities, less movement in short term deposits.

FY14 – Year ended 31 March 2014

FY13 – Year ended 31 March 2013

H1 – 6 months ended 30 September

Q3 – 3 months ended 31 December

Q2 – 3 months ended 30 September

Q1 – 3 months ended 30 June

Management’s discussion and analysis of financial condition and results of operations

The Company has continued to increase sales in the quarter, with revenue for the 3 months of £5,328 million, up 40% from £3,804 million in Q3 FY13. With an EBITDA margin of 17.9%, up 3.9 ppt from Q3 FY13, PBT also increased to £842 million, up 108% from £404 million in Q3 FY13.

In the nine months to 31 December 2013, revenue has grown 31% over the equivalent prior period, whilst PBT has grown 65%, due to higher margins on higher volumes.

The continued success of the new Range Rover, new Range Rover Sport and Jaguar F-TYPE, increased sales of Range Rover Evoque and increased sales of the Jaguar XF, have helped increase Q3 and 9 month year to date volumes in all regions compared to the same periods in FY13.

Strong growth has continued in China which was our largest retail and wholesale market for both the 3 and 9 months ended 31 December 2013.

Throughout the quarter, the world economy has continued to recover. China growth has remained above 7% whilst the USA and, particularly the UK continued to show renewed growth. Economic conditions in Europe also appear to be improving. The competition continue to react with very competitive marketing actions and financing offers.

The success of the new Range Rover and Range Rover Sport alongside strong market mix, has helped increase our EBITDA margins for the quarter to 17.9%, up 3.9 ppt from the same quarter in the prior year.

The foreign exchange environment in the quarter was similar to a year ago. The USD:GBP exchange rate was broadly flat, whilst the Euro is slightly stronger.

The Company continued to benefit from relatively soft commodity prices.

The Company continues to invest significantly in capital spending and R&D, spending £788 million in Q3 FY14, up £246 million compared to Q3 FY13. The Company expects capital spending, including R&D, to be in the region of £2.75 billion in FY14.

Free cash flow was £234 million in the quarter, compared to £(131) million in the same quarter of the prior year. This was driven by increased cash from operating activities, partially offset by increased investment spending.

General trends in performance (including results of operations)

Overall strong volume growth

Total retail volumes were 112,172 units for the quarter, an increase of 27% compared to Q3 FY13. Retail volumes were 19,008 units for Jaguar and 93,164 for Land Rover, up 59% and 22% respectively compared to the equivalent quarter in the prior year.

The increase in Jaguar volumes was driven by the Jaguar XF and XJ, reflecting new derivatives (including XF Sportbrake, AWD and smaller engine options) and the newly launched F-TYPE.

The increase in Land Rover volumes primarily reflects higher volumes for the new Range Rover, new Range Rover Sport and Evoque.

Wholesale volumes for Q3 FY14 were 116,357 units, an increase of 23% on the equivalent quarter in the prior year. At a brand level, wholesale volumes were 20,372 units for Jaguar and 95,985 units for Land Rover.

Revenue and earnings

The Company generated revenue of £5,328 million in Q3 FY14, an increase of 40% over the £3,804 million in Q3 FY13.

EBITDA for the quarter was £955 million, up £422 million compared to £533 million for Q3 FY13, driven by higher revenue and higher margins compared to the prior year.

The EBITDA margin has improved by 3.9 ppt compared to Q3 FY13, at 17.9%. This is primarily driven by favourable product mix, i.e. new Range Rover, Range Rover Sport and Jaguar F-TYPE and higher volumes.

PBT for the quarter was £842 million, up £438 million from £404 million a year ago. The increase primarily reflects the increase in EBITDA and favourable foreign exchange hedging, partially offset by £52 million of additional depreciation and amortisation, reflecting the new vehicles launched since Q3 FY13.

Net Income

Net income for the quarter was £619 million, up from £296 million in Q3 FY13, with income tax expense for the quarter of £223 million, up from £108 million in Q3 FY13.

The effective tax rate is around 26%, in line with the same period in the prior year.

Performance in key geographical markets on retail basis

	Q3 FY14	Q3 FY13	Change (%)
UK	15,297	13,969	10%
North America	20,936	15,737	33%
Europe	22,552	19,985	8%
China	28,732	19,731	46%
Asia Pacific	5,628	4,319	30%
All other markets	20,027	14,917	34%

Total JLR	112,172	88,658	27%

Global economic growth picked up speed in the final quarter of 2013 as trends that emerged earlier in the year gathered pace. Those economies already in growth mode gained strength, while those languishing at the opposite end of the spectrum began to emerge from recession. However, it was not a clean-sweep improvement across the board: many emerging markets saw their economies slow, with a corresponding drag on automotive sales.

Our home market of the United Kingdom was one of the strong performers economically. Rising house prices and improving labour market conditions supported a pickup in retail spending and new vehicle sales. JLR sales in the three months to December increased by 10% year-on-year, just shy of the total market growth of 11%.

In the US, the government shutdown in October and inclement weather in December did little to disrupt the broadening recovery in the economy. Consumer confidence is high, employment is climbing and wages continued to rise, helping boost the overall passenger car market by 6% YoY. JLR sales in the US increased 33% YoY.

Likewise in China, a strong economic performance translated into further expansion of the automotive industry, which saw sales almost top 18 million during the year. Urbanisation, rapid wage growth and aspirational demand are expected to continue to drive new vehicles sales in the coming years. In Q3, thanks to strong brands and a growing dealer network, JLR sales grew by 46%, twenty percentage points faster than the overall market.

Meanwhile in Europe there have been increasing signs of recovery. Consumer and business confidence are slowly recovering, retail sales are beginning to pick up, and more firms are seeing output rise than fall. In fact, all four of the big markets of Germany, France, Italy and Spain experienced year-on-year growth in total passenger car sales, the first expansion since 2011. Admittedly, this was from a very low base, but it promising nonetheless. JLR sales in Europe were up 8%.

Industry sales of new vehicles in Brazil, Russia, South Africa and India have been declining, reflecting declining domestic demand with depreciating currencies. Despite this backdrop, JLR managed to increase retails by 49%, 37% and 24% YoY respectively in Brazil, Russia and India.

Overall, the improving global economic backdrop in the latter part of 2013 worked in our favour, supporting an expansion in retail sales of 27% compared to the same period last year.

Business risks and mitigating factors

As discussed on pages 94-102, and elsewhere, of the Annual Report 2012-13 of the Company, Jaguar Land Rover is exposed to various business risks including the uncertainty of global economic conditions, fluctuations of currency exchange rates and raw material prices.

Employees

At the end of Q3 FY14, Jaguar Land Rover employed 28,938 people worldwide including agency personnel (Q3 FY13: 25,683). Approximately 1,000 of the people employed are in overseas markets.

Cash flow

Net cash provided by operating activities was £1,010 million in the quarter compared to £487 million during Q3 FY13 due to higher profits.

Net cash used in investing activities was £1,107 million in the quarter (Q3 FY13: £371 million). Investment in tangible assets (property, plant and equipment), expenditure on intangible assets (product development programs) and investment in associates totalled £733 million in the quarter, compared to £496 million in Q3 FY13. The investing cash outflow includes a £392 million increase in bank deposits with a maturity of over 3 months which are classified as investments, compared to a £75 million cash inflow from such deposits in Q3 FY13. The Company’s capital expenditure on tangible assets relates mostly to capacity expansion of its production facilities, quality and reliability improvement projects, and the introduction of new products.

Cash generated in financing activities was £310 million in the quarter compared to £96 million in Q3 FY13, reflecting a new USD 700 million 4.125% 2018 Bond issued in December.

Liquidity and capital resources

As at 31 December 2013, the Company had cash and cash equivalents of £2,181 million and bank deposits with a greater than 3 month maturity of £1,062 million. The total amount of cash and cash equivalents includes an amount of £582 million in subsidiaries of Jaguar Land Rover outside the United Kingdom. A portion of this amount is subject to constraints in certain countries which restrict or impede the ability of the Company’s subsidiaries in those countries to transfer cash across the group other than through annual dividends.

In addition, the Company had a £1,290 million undrawn committed credit facility with £968 million maturing in July 2018 and the balance maturing in July 2016 as well as £110 million of undrawn shorter-term committed credit facilities.

On 28 January 2014, the Company issued 8 year GBP 400 million 5.000% Senior Notes. At the same time, the Company launched a tender offer for any and all of our outstanding GBP 500 million 8.125% and USD 410 million 7.750% Senior Notes due in 2018 but callable in May 2014. The GBP tender offer has now completed with £304 million of the Senior Notes tendered. Subject to market conditions, the Company intends to repay any balance of the Senior Notes not tendered on or before May 2014.

Borrowings

The following table shows details of the Company’s financing arrangements as at 31 December 2013.

Facility	Facility amount	Maturity	Outstanding as at 31 December 2013	Undrawn as at 31 December 2013
	£ in millions		£ in millions	£ in millions
Committed
£500m Senior Notes 8.125%	500	2018	500	—
£500m Senior Notes 8.25%	500	2020	500	—
$410m Senior Notes 7.75%	248	2018	248	—
$410m Senior Notes 8.125%	248	2021	248	—
$500m Senior Notes 5.625%	303	2023	303
$700m Senior Notes 4.125%	424	2018	424
Revolving 3 & 5 year credit facilities	1,290	2016-18	—	1,290
Other financing loans	62	2014	62	—
Receivables factoring facilities	272	2014	161	111

Subtotal	3,847		2,446	1,401
Uncommitted
Receivables factoring facilities	121	—	—	121
Other facilities	34	—	34	—

Subtotal	155		34	121

Capitalized costs	—	—	(32)	—

Total	4,002	—	2,448	1,522

Acquisitions and disposals

There were no material acquisitions or disposals in the period.

Off-balance sheet financial arrangements

The Company has no off-balance sheet financial arrangements other than commitments disclosed in the condensed interim financial statements.

Board of Directors

The following table provides information with respect to members of the Board of Directors of Jaguar Land Rover:

Name	Position	Year appointed as Director, Chief Executive Officer
Cyrus P Mistry	Chairman and Director	2012
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Nasser Mukhtar Munjee	Director	2012
Chandrasekaren Ramakrishnan	Director	2012

Condensed Consolidated Income Statement

For the three months ended 31 December 2013 (unaudited)

		Three months ended			Three months ended
		31 December 2013			31 December 2012
		(unaudited)			(unaudited)
	Note	Trading result	Non-operating result	Total	Trading result	Non-operating result	Total
		£m	£m	£m	£m	£m	£m
Revenue		5,328	—	5,328	3,804	—	3,804
Material and other cost of sales		(3,296)	—	(3,296)	(2,409)	—	(2,409)
Employee cost		(440)	—	(440)	(354)	—	(354)
Other expenses		(933)	—	(933)	(747)	—	(747)
Net impact of commodity derivatives		—	(7)	(7)	—	(2)	(2)
Development costs capitalised	2	271	—	271	229	—	229
Other income		32	—	32	12	—	12
Depreciation and amortisation		(221)	—	(221)	(169)	—	(169)
Foreign exchange loss	3	80	—	80	(8)	—	(8)
MTM on derivatives not hedge accounted	3	—	12	12	—	19	19
Finance income	4	9	—	9	8	—	8
Finance expense (net)	4	10	—	10	22	—	22
Share of loss from joint venture		(3)	—	(3)	(1)	—	(1)

Net income before tax		837	5	842	387	17	404
Income tax expense		(223)	—	(223)	(104)	(4)	(108)

Net income attributable to shareholders		614	5	619	283	13	296

Condensed Consolidated Income Statement

For the nine months ended 31 December 2013 (unaudited)

		Nine months ended			Nine months ended
		31 December 2013			31 December 2012
		(unaudited)			(unaudited)
	Note	Trading result	Non-operating result	Total	Trading result	Non-operating result	Total
		£m	£m	£m	£m	£m	£m
Revenue		14,037	—	14,037	10,731	—	10,731
Material and other cost of sales		(8,613)	—	(8,613)	(6,834)	—	(6,834)
Employee cost		(1,191)	—	(1,191)	(968)	—	(968)
Other expenses		(2,677)	—	(2,677)	(2,114)	—	(2,114)
Net impact of commodity derivatives		—	(16)	(16)	—	(2)	(2)
Development costs capitalised	2	772	—	772	662	—	662
Other income		141	—	141	71	—	71
Depreciation and amortisation		(639)	—	(639)	(409)	—	(409)
Foreign exchange loss	3	85	—	85	(16)	—	(16)
MTM on derivatives not hedge accounted	3	—	50	50	—	26	26
Finance income	4	27	—	27	24	—	24
Finance expense (net)	4	(36)	—	(36)	(3)	—	(3)
Share of loss from joint venture		(15)	—	(15)	(1)	—	(1)

Net income before tax		1,891	34	1,925	1,143	24	1,167
Income tax expense		(488)	(7)	(495)	(325)	(5)	(330)

Net income attributable to shareholders		1,403	27	1,430	818	19	837

Condensed Consolidated Statement of Comprehensive Income

For the three and nine months ended 31 December 2013 (unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	31 December 2013	31 December 2012	31 December 2013	31 December 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	£m	£m	£m	£m
Net income	619	296	1,430	837
Other comprehensive income:
Cash flow hedges: effective portion of change in fair value of derivative instruments	120	(115)	937	162
Cash flow hedges: recognised in foreign exchange in the consolidated statement of comprehensive income	56	96	9	48
Actuarial gains / (losses)	112	(92)	(166)	(116)

Total comprehensive income before tax impact	907	185	2,210	931
Taxation impact	(58)	26	(195)	(28)

Total comprehensive income for the period attributable to shareholders	849	211	2,015	903

Condensed Consolidated Balance Sheet

	Note	31 December 2013	31 March 2013
		£m	£m
		(unaudited)	(audited)
Non-current assets
Equity accounted investees		136	60
Other financial assets		606	195
Property, plant and equipment		2,944	2,335
Intangible assets		4,042	3,522
Other assets		10	8
Deferred income taxes		276	508

Total non-current assets		8,014	6,628

Current assets
Cash and cash equivalents		2,181	2,072
Short term deposits		1,062	775
Trade receivables		837	927
Other financial assets	6	446	176
Inventories	7	2,048	1,794
Other current assets	8	241	435
Current income tax assets		23	30

Total current assets		6,838	6,209

Total assets		14,852	12,837

Current liabilities
Accounts payable		4,013	4,227
Short term borrowings	14	258	328
Other financial liabilities	11	276	433
Provisions	12	383	335
Other current liabilities	13	402	482
Current income tax liabilities		165	192

Total current liabilities		5,497	5,997

Non-current liabilities
Long term debt	14	2,190	1,839
Other financial liabilities	11	97	227
Deferred tax		273	86
Other liabilities		65	24
Provisions	12	1,326	1,125

Total non-current liabilities		3,951	3,301

Total liabilities		9,448	9,298

Condensed Consolidated Balance Sheet (continued)

	Note	31 December 2013	31 March 2013
		£m	£m
		(unaudited)	(audited)
Equity attributable to shareholders
Ordinary shares		1,501	1,501
Capital redemption reserve		167	167
Reserves	15	3,736	1,871

Equity attributable to shareholders		5,404	3,539

Total liabilities and equity		14,852	12,837

These condensed consolidated interim financial statements were approved by the board of directors.

Company registered number: 6477691

Condensed Consolidated Statement of Changes in Equity

	Ordinary shares	Capital redemption reserve	Reserves	Total Equity
	£m	£m	£m	£m
Balance at 31 March 2013 (audited)	1,501	167	1,871	3,539
Income for the period	—	—	1,430	1,430
Other comprehensive income for the period	—	—	585	585

Total comprehensive income	—	—	2,015	2,015
Dividend paid	—	—	(150)	(150)

Balance at 31 December 2013 (unaudited)	1,501	167	3,736	5,404

	Ordinary shares	Capital redemption reserve	Reserves	Total Equity
	£m	£m	£m	£m
Balance at 31 March 2012 (audited)	1,501	167	1,257	2,925
Income for the period	—	—	837	837
Other comprehensive income for the period	—	—	66	66

Total comprehensive income	—	—	903	903
Dividend paid	—	—	(150)	(150)

Balance at 31 December 2012 (unaudited)	1,501	167	2,010	3,678

Condensed Consolidated Cash Flow Statement

For the three months ended 31 December 2013 (unaudited)

	Three months ended 31 December 2013 (unaudited) £m	Three months ended 31 December 2012 (unaudited) £m
Cash flows from operating activities
Net income attributable to shareholders	619	296
Adjustments for:
Depreciation and amortisation	221	169
Loss on sale of assets	1	—
Foreign exchange (gain) / loss on loans	(26)	2
Income tax expense	223	108
Gain on embedded derivative	(23)	(39)
Finance expense (net)	13	(22)
Finance income	(9)	(8)
Foreign exchange gain on derivatives	(12)	(19)
Loss received from associates	3	—

Cash flows from operating activities before changes in assets and liabilities	1,010	487
Trade receivables	(20)	(151)
Other financial assets	(14)	45
Other current assets	(121)	(27)
Inventories	37	(178)
Other non-current assets	4	3
Accounts payable	(65)	104
Other current liabilities	75	76
Other financial liabilities	24	(6)
Other non-current liabilities	(2)	89
Provisions	32	(57)

Cash generated from operations	960	385
Income tax paid	(11)	(70)

Net cash from operating activities	949	315

Cash flows used in investing activities
Investment in associate	(93)	—
Movements in other restricted deposits	5	45
Investment in short term deposits	(392)	75
Purchases of property, plant and equipment	(343)	(245)
Proceeds from sale of property, plant and equipment	4	—
Cash paid for intangible assets	(297)	(251)
Finance income received	9	5

Net cash used in investing activities	(1,107)	(371)

Condensed Consolidated Cash Flow Statement (continued)

For the three months ended 31 December 2013 (unaudited)

	Three months ended 31 December 2013 (unaudited) £m	Three months ended 31 December 2012 (unaudited) £m
Cash flows from financing activities
Finance expenses and fees paid	(51)	(49)
Proceeds from issuance of short term debt	8	108
Repayment of short term debt	(75)	38
Payments of lease liabilities	(1)	(1)
Proceeds from issuance of long term debt	429	—

Net cash used in financing activities	310	96

Net change in cash and cash equivalents	152	40
Cash and cash equivalents at beginning of period	2,029	1,801

Cash and cash equivalents at end of period	2,181	1,841

Condensed Consolidated Cash Flow Statement (continued)

For the nine months ended 31 December 2013 (unaudited)

	Nine months ended 31 December 2013 (unaudited) £m	Nine months ended 31 December 2012 (unaudited) £m
Cash flows from operating activities
Net income attributable to shareholders	1,430	837
Adjustments for:
Depreciation and amortisation	639	409
Loss on sale of assets	1	1
Foreign exchange gain on loans	(78)	(6)
Income tax expense	495	330
Gain on embedded derivative	(20)	(39)
Finance expense (net)	56	3
Finance income	(27)	(24)
Foreign exchange gain on derivatives	(50)	(27)
Loss received from associates	15	—

Cash flows from operating activities before changes in assets and liabilities	2,461	1,484
Trade receivables	90	(35)
Other financial assets	269	19
Other current assets	191	123
Inventories	(253)	(335)
Other non-current assets	—	1
Accounts payable	(197)	86
Other current liabilities	(78)	56
Other financial liabilities	(261)	2
Other non-current liabilities	39	94
Provisions	76	57

Cash generated from operations	2,337	1,552
Income tax paid	(277)	(227)

Net cash from operating activities	2,060	1,325

Cash flows used in investing activities
Investment in associate	(93)	(1)
Movements in other restricted deposits	66	64
Investment in short term deposits	(287)	(300)
Purchases of property, plant and equipment	(913)	(595)
Proceeds from sale of property, plant and equipment	4	—
Cash paid for intangible assets	(830)	(722)
Finance income received	29	19

Net cash used in investing activities	(2,024)	(1,535)

Condensed Consolidated Cash Flow Statement (continued)

For the nine months ended 31 December 2013 (unaudited)

	Nine months ended 31 December 2013 (unaudited) £m	Nine months ended 31 December 2012 (unaudited) £m
Cash flows from financing activities
Finance expenses and fees paid	(135)	(141)
Proceeds from issuance of short term debt	109	112
Repayment of short term debt	(176)	(197)
Payments of lease liabilities	(4)	(3)
Proceeds from issuance of long term debt	429	—
Dividends paid	(150)	(150)

Net cash used in financing activities	73	(379)

Net change in cash and cash equivalents	109	(589)
Cash and cash equivalents at beginning of period	2,072	2,430

Cash and cash equivalents at end of period	2,181	1,841

Notes (forming part of the condensed interim financial statements)

1	Accounting policies

Basis of preparation

The information for the nine months ended 31 December 2013 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘‘Interim Financial Reporting” under IFRS as adopted by the European Union (‘EU’).

The condensed consolidated interim financial statements have been prepared on historical cost basis except for certain financial instruments held at fair value.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2013, which were prepared in accordance with IFRS as adopted by the EU. There were no difference between those financial statements and the financial statements for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ statement of responsibility section of the group’s annual report for the year ended 31 March 2013.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2013, as described in those financial statements.

Notes (continued)

2	Research and development

	Three months ended	Three months ended	Nine months ended	Nine months ended
	31 December 2013	31 December 2012	31 December 2013	31 December 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	£m	£m	£m	£m
Total R&D costs	326	275	939	806
R&D expensed	(55)	(46)	(167)	(144)

Development costs capitalised	271	229	772	662
Interest capitalised	28	24	75	85
R&D tax credit	(11)	—	(34)	—

Total internally developed intangible additions	288	253	813	747

3	Foreign exchange

	Three months ended	Three months ended	Nine months ended	Nine months ended
	31 December 2013	31 December 2012	31 December 2013	31 December 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	£m	£m	£m	£m
Trading foreign exchange gain / (loss)	57	(3)	10	(18)
Foreign exchange gain / (loss) on foreign currency denominated borrowings	23	(5)	75	2

Foreign exchange before mark to market	80	(8)	85	(16)
Gain on mark to market of foreign exchange derivative instruments not designated in hedge relationship	12	19	50	26

Total foreign exchange gain	92	11	135	10

Mark to market on foreign exchange derivative instruments represents economic hedges. These instruments, however do not meet the criteria for hedge accounting under IFRS.

Notes (continued)

4	Finance income and expense

Recognised in net income

	Three months ended	Three months ended	Nine months ended	Nine months ended
	31 December 2013	31 December 2012	31 December 2013	31 December 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	£m	£m	£m	£m
Finance income	9	8	27	24

Total finance income	9	8	27	24

Total interest expense on financial liabilities measured at amortised cost	(46)	(41)	(145)	(126)
Unwind of discount on provisions	1	—	5	(1)
Interest capitalised	32	24	84	85

Finance expense	(13)	(17)	(56)	(42)

Embedded derivative value movement	23	39	20	39
Total finance expense (net)	10	22	(36)	(3)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation was 7.5% (nine months to 31 December 2012: 8.1%)

5	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

	31 December 2013	31 March 2013
	(unaudited)	(audited)
	£m	£m
At beginning of period	10	13
Allowance made during the period	(1)	(1)
Written off	—	(2)

At end of period	9	10

Notes (continued)

6	Other financial assets—current

	31 December 2013	31 March 2013
	(unaudited)	(audited)
	£m	£m
Advances and other receivables recoverable in cash	8	24
Derivative financial instruments	360	31
Restricted cash	67	110
Other	11	11

	446	176

7	Inventories

	31 December 2013	31 March 2013
	(unaudited)	(audited)
	£m	£m
Raw materials and consumables	63	51
Work in progress	233	197
Finished goods	1,752	1,546

	2,048	1,794

8	Other current assets

	31 December 2013	31 March 2013
	(unaudited)	(audited)
	£m	£m
Recoverable VAT	162	378
Prepaid expenses	79	57

	241	435

9	Taxation

Recognised in the income statement

The income tax for the 3 and 9 month periods are charged at the best estimate of the effective annual rate expected to apply for the full year at each subsidiary undertaking.

Notes (continued)

10	Capital expenditure

Capital expenditure in the period was £894 million (9 month period to 31 December 2012: £691 million) on fixed assets and £913 million (9 month period to 31 December 2012: £608 million) was capitalised as intangible engineering assets (excluding the R&D tax credit). There were no impairments, material disposals or changes in use of assets.

11	Other financial liabilities

	31 December 2013	31 March 2013
	(unaudited)	(audited)
	£m	£m
Current
Finance lease obligations	5	5
Interest accrued	35	39
Financial instruments	56	206
Liability for vehicles sold under a repurchase arrangement	180	183

	276	433

Non-current
Finance lease obligations	15	18
Other payables	—	1
Long term derivatives	82	208

	97	227

12	Provisions

	31 December 2013	31 March 2013
	(unaudited)	(audited)
	£m	£m
Current
Product warranty	328	317
Legal and product liability	52	16
Provisions for residual risk	2	2
Other employee benefits obligations	1	—

Total current	383	335

Non-current
Defined benefit obligations	820	658
Other employee benefits obligations	8	7
Product warranty	462	425
Provision for residual risk	14	13
Provision for environmental liability	22	22

Total non-current	1,326	1,125

Notes (continued)

12	Provisions (continued)

Product warranty

	31 December 2013	31 March 2013
	(unaudited)	(audited)
	£m	£m
Opening balance	742	569
Provision made during the period	370	462
Provision used during the period	(321)	(287)
Impact of discounting	(1)	(2)

Closing balance	790	742

Legal and product liability

	31 December 2013	31 March 2013
	(unaudited)	(audited)
	£m	£m
Opening balance	16	16
Provision made during the period	38	6
Provision used during the period	(2)	(6)

Closing balance	52	16

Residual risk

	31 December 2013	31 March 2013
	(unaudited)	(audited)
	£m	£m
Opening balance	15	16
Provision made during the period	3	—
Provision used during the period	(2)	(1)

Closing balance	16	15

Environmental liability

	31 December 2013	31 March 2013
	(unaudited)	(audited)
	£m	£m
Opening balance	22	20
Provision made during the period	1	3
Provision used during the period	(1)	(1)

Closing balance	22	22

Notes (continued)

12	Provisions (continued)

Product warranty provision

The group offers warranty cover in respect of manufacturing defects, which become apparent within a year and up to five years after purchase, dependent on the market in which the purchase occurred.

Legal and product liability provision

A legal and product liability provision is maintained in respect of known litigation which impacts the group. In the main the provision relates to motor accident claims, consumer complaints, dealer terminations, employment cases and personal injury claims.

Residual risk provision

In certain markets, the group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental risk provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

13	Other current liabilities

	31 December 2013	31 March 2013
	(unaudited)	(audited)
	£m	£m
Current
Liabilities for advances received	292	185
VAT	76	261
Others	34	36

	402	482

Notes (continued)

14	Interest bearing loans and borrowings

	31 December 2013	31 March 2013
	(unaudited)	(audited)
	£m	£m
EURO MTF listed bond	2,190	1,839
Loans from banks	258	328
Finance lease liabilities	20	23

	2,468	2,190
Less:
Current bank loan	(258)	(328)

Total short term borrowings	(258)	(328)
Current portion of finance lease liabilities	(5)	(5)

Long term debt	2,205	1,857

Presented as long term debt	2,190	1,839
Presented as long term finance leases in non-current other financial liabilities	15	18

Notes (continued)

15	Other reserves

The movement of reserves and accumulated deficit is as follows:

	Translation reserve £m	Hedging reserve £m	Pension reserve £m	Profit & loss reserve £m	Total reserves £m
Balance at 1 April 2013	(383)	(197)	(800)	3,251	1,871
Net profit for the period	—	—	—	1,430	1,430
Movements in employee benefit plan	—	—	(166)	—	(166)
Cash flow hedges booked in equity	—	937	—	—	937
Cash flow hedges moved from equity and recognised in the income statement	—	9	—	—	9
Tax recorded in other comprehensive income	—	(195)	2	—	(193)
Tax impact of items reclassified from other comprehensive income	—	(2)	—	—	(2)
Dividend paid	—	—	—	(150)	(150)

Balance at 31 December 2013	(383)	552	(964)	4,531	3,736

Notes (continued)

15	Other reserves (continued)

	Translation reserve £m	Hedging reserve £m	Pension reserve £m	Profit & loss reserve £m	Total reserves £m
Balance at 1 April 2012	(383)	(20)	(526)	2,186	1,257
Net profit for the year	—	—	—	1,215	1,215
Movements in employee benefit plan	—	—	(347)	—	(347)
Cash flow hedges booked in equity	—	(289)	—	—	(289)
Cash flow hedges moved from equity and recognised in the income statement	—	59	—	—	59
Tax recorded in other comprehensive income	—	66	73	—	139
Tax impact of items reclassified from other comprehensive income	—	(13)	—	—	(13)
Dividend paid	—	—	—	(150)	(150)

Balance at 31 March 2013	(383)	(197)	(800)	3,251	1,871

16	Dividends

During the quarter ended 31 December 2013 and the quarter ended 31 December 2012 no ordinary share dividend was proposed and paid.

During the nine months ended 31 December 2013 an ordinary share dividend of £150 million was proposed and paid (nine months ended 31 December 2012: £150 million).

Notes (continued)

17	Employee benefits

Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited (previously Land Rover), have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, UK and overseas subsidiaries which operate defined benefit pension plans.

Change in net pension liability

	Nine months ended 31 December 2013 (unaudited) £m	Year ended 31 March 2013 (audited) £m
Net pension liability at beginning of the period	(658)	(325)
Service cost	(132)	(118)
Interest cost	(196)	(253)
Actuarial loss	(164)	(462)
Expected return on assets	178	223
Employer contributions and other changes	154	168
Prior service costs	—	(6)
Change in restriction on asset and onerous obligation	(2)	115

Defined benefit obligation, at end of period	(820)	(658)

Amount recognised in the balance sheet consists of

	31 December 2013 (unaudited) £m	31 March 2013 (audited) £m
Present value of defined benefit obligations	(5,884)	(6,022)
Fair value of plan assets	5,067	5,365
Restriction on asset and onerous obligation	(3)	(1)

Net liability	(820)	(658)

Non-current assets	—	—
Non-current liabilities	(820)	(658)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

	31 December 2013	31 March 2013
	%	%
Discount rate	4.7	4.4
Rate of increase in compensation level of covered employees	3.9	3.9
Inflation increase	3.4	3.4
Expected rate of return on plan assets	4.7	4.7

Notes (continued)

17	Employee benefits (Continued)

For the valuation at 31 December 2013 and 31 March 2013, the mortality assumptions used are the SAPS base table, in particular S1NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 115% has been used for the Jaguar Pension Plan, 110% for the Land Rover Pension Scheme, and 90% for males and 115% for females for Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2012) projections and an allowance for long term improvements of 1.25% per annum.

IAS 19 (revised 2011) have impacted the accounting for the Group’s defined benefit schemes, by replacing the interest cost and expected return on plan assets with a net interest charge on the net defined benefit liability. The impact of retrospectively applying the accounting changes is not considered to have a material impact on the Group’s Financial Statements and so the prior year results have not been restated. If the changes were applied retrospectively as at 31 March 2013, the Group’s profit before tax would have decreased by £1 million.

18	Commitments and contingencies

In the normal course of business, the group faces claims and assertions by various parties. The group assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the group provides a disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believe that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the group’s financial condition, results of operations, or cash flows.

Litigation

The group is involved in legal proceedings, both as plaintiff and as defendant and there are claims of £19 million (31 March 2013: £16 million) against the Company which management have not recognised as they are not considered probable. The majority of these claims pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the group or its dealers.

Other claims

The Group had no significant tax matters in dispute as at 31 December 2013 or 31 March 2013.

Commitments

The group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £536 million (31 March 2013: £288 million) and £Nil (31 March 2013: £Nil) relating to the acquisition of intangible assets.

The group has entered into various contracts with vendors and contractors which include obligations aggregating £805 million (31 March 2013: £887 million) to purchase minimum or fixed quantities of material.

Inventory of £Nil (31 March 2013: £Nil) and trade receivables with a carrying amount of £211 million (31 March 2013: £242 million) and property, plant and equipment with a carrying amount of £Nil (31 March 2013: £Nil) and restricted cash with a carrying amount of £67 million (31 March 2013: £110 million) are pledged as collateral/security against the borrowings and commitments.

There are guarantees provided in the ordinary course of business of £Nil (31 March 2013: £Nil).

Notes (continued)

19	Capital management

The Company’s objectives for managing capital are to create value for shareholders, to safeguard business continuity and support the growth of the Company.

The Company determines the amount of capital required on the basis of annual operating plans and long-term product and other strategic investment plans. The funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long-term/short-term borrowings. The Company’s policy is aimed at a combination of short-term and long-term borrowings.

The Company monitors the capital structure on the basis of total debt to equity ratio and maturity profile of the overall debt portfolio of the Company.

Total debt includes all long and short-term debts as disclosed in note 14 to the financial statements. Equity comprises all reserves.

The following table summarises the capital of the Company:

	31 December 2013 (unaudited) £m	31 March 2013 (unaudited) £m
Equity	5,404	3,539
Short term debt	263	333
Long term debt	2,205	1,857

Total debt	2,468	2,190

Total capital (debt and equity)	7,872	5,729

Notes (continued)

20	Related party transactions

The Company’s related parties principally consist of Tata Sons Limited, subsidiaries of Tata Sons Limited, associates and joint ventures of Tata Sons Limited (including Tata Motors Limited). The Company routinely enters into transactions with these related parties in the ordinary course of business. The Company enters into transactions for the sale and purchase of products with its associates and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances included in the consolidated condensed interim financial statements.

	Nine months ended 31 December 2013		Nine months ended 31 December 2012
	With associates and joint ventures (unaudited) £m	With immediate or ultimate parent (unaudited) £m	With associates and joint ventures (unaudited) £m	With immediate or ultimate parent (unaudited) £m
Sale of products	—	41	41	—
Services received	111	4	69	—
Services rendered	22	—	—	—
Trade and other receivables	7	9	—	—
Accounts payable	15	—	14	—
Dividend paid	—	150	—	150

Compensation of key management personnel

	Nine months ended	Nine months ended
	31 December 2013 (unaudited) £m	31 December 2012 (unaudited) £m
Key management personnel remuneration	12	8

21	Subsequent Events

On 28 January 2014, the Company issued 8 year GBP 400 million 5.000% Senior Notes. At the same time, the Company launched a tender offer for any and all of our outstanding GBP 500 million 8.125% and USD 410 million 7.750% Senior Notes due in 2018 but callable in May 2014. The GBP tender offer has now completed with £304 million of the Senior Notes tendered. Subject to market conditions, the Company intends to repay any balance of the Senior Notes not tendered on or before May 2014.

Jaguar Land Rover results under IFRS for the quarter ended 31 December 2013

10 February 2014

Disclaimer

Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.

•	Q3 FY14 represents the 3 month period from 1 October 2013 to 31 December 2013

•	Q3 FY13 represents the 3 month period from 1 October 2012 to 31 December 2012

Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU

2

Participants

Kenneth Gregor C. Ramakrishnan

CFO Jaguar Land Rover CFO Tata Motors

Bennett Birgbauer

Treasurer Jaguar Land Rover

3

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 15

Closing Q&A 18

4

Q3 FY14 financial highlights Record revenue and profits

Retail volumes 113,000 for the quarter, up 27% from prior year.

Revenue Ł5.3bn, up Ł1.5bn on the same quarter in the prior year

EBITDA Ł955m, up Ł422m with EBITDA margin of 17.9%, up 3.9ppt from Q3 FY13

PBT of Ł842m, up Ł438m on the prior year

Free cash flow of Ł234m after investment of Ł788m, before financing costs

Cash and financial deposits Ł3.2bn and undrawn long-term committed bank lines Ł1.3bn

5

Key financial metrics – Q3

Key metrics—IFRS

Quarter ended 31 December 9 months ended 31 December

(Ł millions, unless stated) 2013 2012 Change 2013 2012 Change

Retail volumes (‘000 units) 113 89 24 310 260 50 Wholesale volumes (‘000 units) 116 95 21 309 256 53

Revenues (IFRS) 5,328 3,804 1,524 14,037 10,731 3,306

EBITDA 955 533 422 2,453 1,546 907

EBITDA % 17.9% 14.0% 3.9 ppt 17.5% 14.4% 3.1 ppt

Profit before tax 842 404 438 1,925 1,167 758 Profit after tax 619 296 323 1,430 837 593

Free cash flow 234 (131) 365 323 90 233 Cash 3,243 2,141 1,102 3,243 2,141 1,102

6

Very strong overall performance

Land Rover retail **volume up 16k units (22%) –** primarily reflects new Range Rover, new Range Rover Sport and Evoque sales growth

Jaguar retail **volume up 7k units (59%) –** reflecting launch of new F-TYPE, XF Sportbrake and new all-wheel drive and smaller engine options for XF and XJ

EBITDA of £955m (margin of 17.9%), up £422m (up 3.9ppt) from Q3 FY13, reflecting:

- wholesale volume increase
- **richer product mix** supported by launch of new Range Rover Sport, new Range Rover and Jaguar F-TYPE
- **richer geographic mix**, with increased volumes in emerging markets

PBT of £842m, up £438m due to higher EBITDA, more favourable fx revaluation, partially offset by higher depreciation and amortisation as well as lower finance income

PAT of £619m reflects an effective tax rate of 26% , in line with Q3 FY13

7

Quarterly retail volumes by carline

Jaguar – Q3 FY14 vs Q3 FY13 Land Rover – Q3 FY14 vs Q3 FY13

Up 59%

19 XK

1 2 F-TYPE

12 XJ

1 5

3 XF

12

8

Q3 FY13 Q3 FY14

93 Up 22%

12

77

6 20 15

Range Rover

28 33

New Range Rover Sport Range Rover Sport

10 Range Rover

11 Evoque Discovery

13 Freelander 12 Defender

4 5

Q3 FY13 Q3 FY14

Quarterly retail volumes by geography

UK

Up 10%

15 14

11 12

3 3

Q3 FY13 Q3 FY14

Europe

Up 8%

22 20

18 19

2 3

Q3 FY13 Q3 FY14

Land Rover Jaguar

North America

Up 33%

21

16

16 13

5 3

Q3 FY13 Q3 FY14

Asia Pacific

Up 30%

6 4

4 4

1 1

Q3 FY13 Q3 FY14

China

Up 46%

29

20

23

18

5 2

Q3 FY13 Q3 FY14

All other markets

Up 34%

20

15

18 13

2 2

Q3 FY13 Q3 FY14

Q3 FY14

UK All other 13.6% markets (ROW) Asia 17.9% Pacific North 5.0% America 18.7% Europe (ex. Russia) 19.2%

China 25.6%

112,172 units

Q3 FY13

All other UK markets 15.8% (ROW) Asia 16.8% Pacific North 4.9% America Europe 17.8% (ex. Russia) 22.5%

China 22.3%

88,658 units

Income statement

Consolidated income statement—IFRS

Quarter ended 31 December 9 months ended 31 December (Ł millions, unless stated) 2013 2012 Change 2013 2012 Change

Revenues 5,328 3,804 1,524 14,037 10,731 3,306

Material cost of sales (3,296) (2,409) (887) (8,613) (6,834) (1,779) Employee costs (440) (353) (87) (1,191) (968) (223) Other expenses (908) (738) (170) (2,552) (2,045) (507) Product development costs capitalised 271 229 42 772 662 110

EBITDA 955 533 422 2,453 1,546 907

Depreciation and amortisation (221) (169) (52) (639) (409) (230) Foreign exch. gain/(loss) (net) (1) 92 11 81 135 10 125 Net finance income / (expense) (2) 16 29 (13) (24) 20 (44)

Profit before tax 842 404 438 1,925 1,167 758

Income tax expense (223) (108) (115) (495) (330) (165)

Profit after tax 619 296 323 1,430 837 593

1. Includes mark to market of hedging instruments and revaluation of loans and other balance sheet items 10

2. Includes Ł(3)m start-up costs in China JV and Ł23m unrealised gain on bond call options for the quarter

Strong cash flow to support investment

Consolidated cash flow—IFRS

Quarter ended 31 December 9 months ended 31 December (Ł millions, unless stated) 2013 2012 Change 2013 2012 Change

Cash from operating activities 1,010 487 523 2,461 1,484 977

Working capital changes (50) (104) 54 (124) 66 (190) Tax paid (11) (69) 58 (277) (226) (51)

Cash flow from operations 949 314 635 2,060 1,324 736

Investment in fixed and intangible assets (733) (496) (237) (1,836) (1,317) (519) Other (including finance income) 18 51 (33) 99 83 16

Free cash flow (before financing) 234 (131) 365 323 90 233

Investment in financial deposits (392) 75 (467) (287) (300) 13 Changes in debt 361 148 213 358 (85) 443 Dividend paid ——(150) (150) -Finance expenses and fees (51) (52) 1 (135) (144) 9

Net change in cash & cash equivalents 152 40 112 109 (589) 698

11

Strong financing structure

Key financial indicators—IFRS

(Ł millions, unless stated) 30 December 2013 30 December 2012 Change

Cash and cash equivalents 2,181 1,841 340

Financial deposits 1,062 300 762

Cash and financial deposits 3,243 2,141 1,102

Long term undrawn credit facilities 1,290 795 495

Other undrawn committed facilities 110 196 (86)

Total liquidity 4,643 3,132 1,511

Total equity 5,404 3,677 1,727

Total debt (2,448) (1,886) (562)

Net cash 795 255 540

Total debt / annualised EBITDA 1.0 x 0.9 x (0.1) x

Total debt/equity 0.5 x 0.5 x 0.1 x

12

Refinancing of long-term debt

In December 2013, Jaguar Land Rover issued a new $700m bond at 4.125% due in 2018

In January 2014, the company issued a new Ł400m bond at 5.000% due in 2022

Alongside the January bond issue, Jaguar Land Rover made a tender offer for all of the Ł500m 8.125% bonds due 2018 and all the $410m 7.75% bonds due in 2018. The GBP tender offer has now closed with Ł304m of the bonds being tendered and the early tender date for the USD tender is 11 February, with the tender expiring on 26 February

Subject to market conditions, it is the intention of the company to repay the remainder of the tendered bonds on or before May 2014

13

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 15

Closing Q&A 18

14

New products, new sites

Launched new F-TYPE coupé, the most dynamically capable, performance-focused, production Jaguar ever

Global debut for the long wheelbase Autobiography Black Range Rover at Los Angeles International auto show

Agreement with state authorities to open a new £240m manufacturing facility

(capacity of 24,000 vehicles) in Rio de Janiero, Brazil by 2016

15

Investment spending update

Free cash flow after investment in the region of £2.75 bn has continued to be stronger than expected and is expected to be positive in FY14

We plan to continue to increase capital investment to develop new products in new and existing segments, invest in new powertrains and technologies to meet customer and regulatory requirements and increase our manufacturing capacity

In the near and medium term, we plan to continue to spend above our long term capital spending target of 10-12% of revenues in order to realise the present opportunities we see for growth

In FY15, we expect our capital spending could increase to in the region of £3.5-3.7bn

We are targeting funding most of our capital spending out of operating cash flow, however given the expected capital spending, free cash flow could be negative in FY15

Our strong balance sheet and liquidity as well as proven access to funding from capital markets and banks, would also support our investment plans as required

16

Summary

Very strong performance in the first 9 months

In the 2013/14 fiscal year, continued focus is on:

- continuing to build sales momentum with the new Range Rover, new Range Rover Sport, Jaguar XF Sportbrake and Jaguar F-TYPE

- successfully launching the new F-TYPE coupe and other new products

- continuing to invest in more new products and new technologies to meet consumer and regulatory requirements and build manufacturing capacity in the UK and internationally

- continuing to monitor economic and sales trends closely to balance sales and production

- continuing to generate strong operating cash flows to support investment in the region of £2.75bn in FY14

17

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 15

Closing Q&A 18

18

Q & A

Additional slides

9 month retail volumes by carline

Jaguar – 9 months FY14 vs 9 months FY13

Up 47%

56 XK

F-TYPE

38 2

6 XJ

3 14

11 XF

33

25

9 months FY13 9 months FY14

Land Rover – 9 months FY14 vs 9 months FY13

Up 15%

253

221 33

19

28

42 15

Range Rover 90

79 New Range Rover Sport Range Rover Sport Range Rover 34

33 Evoque Discovery Freelander

36 40

Defender

11 12

9 months FY13 9 months FY14

9 month retail volumes by geography

UK

Up 11%

52 47

41 36

10 11

9 months 9 months FY13 FY14

Europe

Up 5%

55 58

48 50

7 8

9 months 9 months FY13 FY14

Land Rover Jaguar

North America

Up 23%

56 45

41 36

9 14

9 months 9 months FY13 FY14

Asia Pacific

Up 34%

17 12

10 13

3 4

9 months 9 months FY13 FY14

China

Up 33%

74

55

60 50

14 5

9 months 9 months FY13 FY14

All other markets

Up 22%

54 44

40 48

4 6

9 months 9 months FY13 FY14

9 month FY14

All other UK markets 16.8% (ROW) Asia 17.4% Pacific 5.3% North America Europe 18.0% (ex.

Russia) 18.7%

China 23.7%

309,535 units

9 month FY13

All other UK markets 18.0% Asia (ROW) Pacific 17.0% 4.8% North Europe America (ex. 17.5% Russia) 21.4% China 21.4%

259,165 units

Quarterly wholesale volumes by carline

Jaguar – Q3 FY14 vs Q3 FY13

Up 35%

20 XK

15 1 F-Type

2

1 5 XJ

4

XF

9 12

Q3 FY13 Q3 FY14

Land Rover – Q3 FY14 vs Q3 FY13 96 Up 20%

13

80

5

22 14

1

31 Range Rover 33 New Range Rover Sport Range Rover Sport Range Rover 11

9 Evoque Discovery

15 14 Freelander Defender

4 5

Q3 FY13 Q3 FY14

Quarterly wholesale volumes by geography

UK

Up 13%

16 14

11 13

3 3

Q3 FY13 Q3 FY14

Europe

Up 3%

22 23

20 20

2 3

Q3 FY13 Q3 FY14

Land Rover Jaguar

North America

Up 24%

22 18

17 13

5 5

Q3 FY13 Q3 FY14

Asia Pacific

Up 22%

5 6

4 4

1 1

Q3 FY13 Q3 FY14

China

Up 45%

29

20

23

18

6 2

Q3 FY13 Q3 FY14

All other markets

Up 30%

20

16

18 14

2 2

Q3 FY13 Q3 FY14

Q3 FY14

All Eur China North Asia UK other pe UK All other America markets Pacif 0(ex. 0% .ic13.9% markets Russia) (ROW) 0.0% (ROW) 0.0% Asia 17.6% Pacific North 4.9% America Europe 19.1% (ex.

Russia) 19.7%

China 24.8%

116,357 units

Q3 FY13

All other UK markets 15.0% (ROW) Asia 16.6% Pacific North 4.9% America Europe 18.9% (ex.

Russia) 23.5%

China 21.1%

94,828 units

9 month wholesale volumes by carline

Jaguar – 9 months FY14 vs 9 months FY13

Up 58%

58 XK

2 F-Type

37 9

14 XJ

3 10

33 XF

23

9 months FY13 9 months FY14

Land Rover – 9 months FY14 vs 9 months FY13

Up 15% 251 219 33

17

35

41 9

89 Range Rover 82 New Range Rover Sport Range Rover Sport Range Rover 33

32 Evoque Discovery

40 Freelander 37 Defender

11 12

9 months FY13 9 months FY14

9 month wholesale volumes by geography

UK

Up 20%

51 43

34 39

9 12

9 months 9 months FY13 FY14

Europe

Up 6%

58 55

49 51

6 8

9 months 9 months FY13 FY14

Land Rover Jaguar

North America

Up 16%

53 46

37 39

9 14

9 months 9 months FY13 FY14

Asia Pacific

Up 33%

16 12

10 13

3 4

9 months 9 months FY13 FY14

China

Up 36%

75

55

60

50

14 5

9 months 9 months FY13 FY14

All other markets

Up 23%

55 45

41 49

4 6

9 months 9 months FY13 FY14

9 month FY14

All other UK markets 16.5% (ROW) Asia 17.9% Pacific North 5.3% America Europe 17.2% (ex.

Russia) 18.9%

China 24.2%

308,908 units

9 month FY13

All other UK markets 16.6% Asia (ROW) Pacific 17.6% 4.8% North Europe America (ex. 18.0% Russia) 21.5% China 21.5%

255,722 units

Product and other investment

Key financial indicators—IFRS

Quarter ended 31 December 9 months ended 31 December (£ millions, unless stated) 2013 2012 Change 2013 2012 Change

R&D expense

Capitalised 271 229 42 772 662 433

Expensed 55 46 9 167 144 98

Total R&D expense 326 275 51 939 806 531

Investment in tangible and other

462 267 195 1,064 655 388 intangible assets

Total product and other investment 788 542 246 2,003 1,461 919

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